Genius Brands International, Inc.
301 N. Canon Drive, Suite 305

Beverly Hills, CA 90210

December 15, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Genius Brands International, Inc.
Registration Statement on Form S-3
Filed on November 25, 2016, as amended on December 7, 2016
File No. 333-214805
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Genius Brands International, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Monday, December 19, 2016, at 9:30 a.m. EST, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Very truly yours,

Genius Brands International, Inc.

/s/ Andrew Heyward

Andrew Heyward

Chief Executive Officer

cc:   Securities and Exchange Commission

Justin Dobbie, Legal Branch Chief

Sonia Bednarowski

Julie Griffith

Genius Brands International, Inc.

Rebecca D. Hershinger, Chief Financial Officer

Gregory B. Payne, Executive Vice President – Legal/Business Affairs

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.